David G. Peinsipp

+1 415 693 2177

dpeinsipp@cooley.com

November 6, 2017

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mara L. Ransom

Re:	Stitch Fix, Inc.
Registration Statement on Form S-1
Filed October 19, 2017
File No. 333-221014

Dear Ms. Ransom:

On behalf of Stitch Fix, Inc. (the “Company”), we are submitting this letter and the following information in response to a letter, dated November 1, 2017, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-1 (the “Registration Statement”) filed with the Commission on October 19, 2017. We are also electronically transmitting for filing an Amended Registration Statement on Form S-1 (the “Amended Registration Statement”). We are also sending a copy of this letter and the Amended Registration Statement in typeset format, including a version that is marked to show changes to the Registration Statement, to the Staff.

The numbering of the paragraphs below corresponds to the numbering of the comments in the letter from the Staff. For the Staff’s convenience, we have incorporated your comments into this response letter in italics. Page references in the text of this response letter correspond to the page numbers in the Amended Registration Statement. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings ascribed to such terms in the Amended Registration Statement.

Dilution, page 40

1.	Please tell us how you computed pro forma net tangible book value. Please explain your consideration of deferred tax assets and deferred offering costs in your computation.

In response to the Staff’s comment, the Company is providing the following calculation for its pro forma net tangible book value as of July 29, 2017:

In thousands
Total assets	257,205
Total liabilities	(153,122)

Net assets	104,083
Adjusted for:
Deferred offering costs	(2,387)
Preferred stock warrant liability	26,679

Pro forma net tangible book value	128,375

Cooley LLP  101 California Street  5th Floor  San Francisco, CA  94111-5800

t: (415) 693-2000  f: (415) 693-2222  cooley.com

U.S. Securities and Exchange Commission

November 6, 2017

Page Two

The Company has excluded deferred offering costs from pro forma net tangible book value as such costs will be offset against proceeds upon the consummation of the offering. The Company has not excluded deferred tax assets from pro forma net tangible book value.

Factors Affecting Our Performance, page 48

2.	We note your reference to a study commissioned by you and conducted by Millward Brown regarding your brand awareness among women in the United States. Please file the consent of the named researchers as an exhibit to your registration statement or provide us with your analysis as to why you do not believe you are required to do so. Refer to Rule 436 under the Securities Act.

The Company respectfully submits that Millward Brown is not an “expert” under Rule 436. Rule 436 requires that a consent be filed if any portion of a report or opinion of an expert is quoted or summarized as such in a registration statement. Section 7 of the Securities Act of 1933, as amended, provides that an expert is “any accountant, engineer, or appraiser, or any person whose profession gives authority to a statement made by him.” The Company respectfully submits that Millward Brown, the third party provider of this study, is not among the class of persons subject to Section 7 and Rule 436 as “experts” unless the Company expressly identifies such provider as an expert or the statements are purported to be made on the authority of such provider as an “expert.” Accordingly, the Company believes that Millward Brown should not be considered an “expert” within the meaning of Rule 436 and the federal securities laws.

In addition, the Company notes that the consent requirements of Section 7 and Rule 436 are generally directed at circumstances in which an issuer has engaged a third party expert or counsel to prepare a valuation, opinion or other report specifically for use in connection with a registration statement. The information from this study included in the Amended Registration Statement was not prepared in connection with the Registration Statement or the Amended Registration Statement. In fact, the study was commissioned in November 2016, at which time the methodology, study details, key deliverables and price were set. As a result of the foregoing, the Company respectfully submits that the third party provider of this study is not an expert of the kind whose consent is required to be filed pursuant to Rule 436.

3.	We note your response to comment 1 and the revised cohort analyses presented. You also disclose that client spend has, on average, been higher during the first six months of a client relationship than the second six months, and that the spend during a cohort’s first year is higher, on average, than the second year. Please revise the cohort analyses or provide additional narrative disclosure to include insight into customer spend for periods beyond the initial 104 weeks in which a customer first makes a purchase, with a view to understanding client spend in periods beyond the initial 104 weeks.

In response to the Staff’s comment, the Company has revised the disclosure on page 52 of the Amended Registration Statement to disclose that, given our short operating history and limitations on client data prior to 2014, we have limited ability to compare client cohort behavior over periods longer than two years, similar to the trend we observe when comparing the 26-week, 52-week and 104-week cohorts, we would expect to see clients spend, on average, less in subsequent periods.

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Cooley LLP  101 California Street  5th Floor  San Francisco, CA  94111-5800

t: (415) 693-2000  f: (415) 693-2222  cooley.com

U.S. Securities and Exchange Commission

November 6, 2017

Page Three

Please contact me at (415) 693-2177 or Jodie Bourdet of Cooley LLP at (415) 693-2054 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

/s/ David Peinsipp

David Peinsipp

Cooley LLP

cc:	Katrina Lake, Stitch Fix, Inc.
Paul Yee, Stitch Fix, Inc.
Scott Darling, Stitch Fix, Inc.
Casey O’Connor, Stitch Fix, Inc.
Jodie Bourdet, Cooley LLP
Siana Lowrey, Cooley LLP
Katharine Martin, Wilson Sonsini Goodrich & Rosati, P.C.
Rezwan Pavri, Wilson Sonsini Goodrich & Rosati, P.C.
Catherine Doxsee, Wilson Sonsini Goodrich & Rosati, P.C.

Cooley LLP  101 California Street  5th Floor  San Francisco, CA  94111-5800

t: (415) 693-2000  f: (415) 693-2222  cooley.com